High Yield Trust Incorporations by reference

Amended and Restated Agreement and Declaration of Trust dated March 21, 2014.

Amended and Restated By Laws dated as of October 17, 2014.

Management Contract with Putnam Investment Management, LLC dated February 27, 2014.

Sub Management Contract between Putnam Investment
Management, LLC and Putnam Investments Limited dated
February 27, 2014; schedule A dated March 7, 2014.